Via EDGAR	October 5, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	Alps Electric Co., Ltd.
Amendment No. 1 to Confidential Draft Registration Statement on Form F-4
Submitted August 24, 2018
CIK No. 0000900278

Ladies and Gentlemen:

At the request of Alps Electric Co., Ltd. (“Alps Electric”), we are responding to the comment letter, dated September 11, 2018, from the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the Draft Registration Statement on Form F-4 confidentially submitted on August 24, 2018. In conjunction with this letter, Alps Electric is submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”) via EDGAR.

The responses of Alps Electric to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have reproduced below in bold text the Staff’s comments and have provided responses immediately below the comments. The page number references in Alps Electric’s responses relate to Amendment No. 2.

In addition to the amendments in response to the Staff’s comments, Alps Electric has amended certain portions of the Draft Registration Statement to provide updates or clarifications.

Alps Electric has not included as part of the submission of Amendment No. 2 all of the exhibits that are required to be included. Alps Electric plans to include the other exhibits in a later amendment to the Draft Registration Statement or in public filings of the Form F-4.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Amendment No. 1 to Confidential Draft Registration Statement on Form F-4

Discounted Cash Flow Analysis, page 51

1.

Disclose the substance of your response to prior comment 12 with regard to the use of perpetual growth rates of 0% and a higher EBITDA Multiple for Alps Electric than for Alpine. If Alpine is expected to have a higher growth rate than Alps Electric, include disclosure of why a higher EBITDA Multiple for Alps Electric was viewed as appropriate. Similarly, disclose the substance of your response to prior comment 15.

In response to the Staff’s comment, Alps Electric has revised the disclosure on page 58.

Directors of ALPS ALPINE Following the Share Exchange, page 114

2.

We note your response to prior comment 17. If the individuals who will become executive officers of ALPS ALPINE following the share exchange are known, please disclose those individuals and the executive officers positions that they will hold.

In response to the Staff’s comment, Alps Electric has revised the disclosure on pages 133 to 134 to identify such individuals and, to the extent known, the positions that they will hold.

*    *    *

Furthermore, in response and further to comment 11 of the comment letter, dated August 6, 2018, from the Commission relating to the Draft Registration Statement confidentially submitted on July 10, 2018, YAMADA Consulting Group Co., Ltd. (“YCG”) will furnish supplementally to the Staff an English language translation of the financial analysis report that it provided to the third-party committee established by the board of directors of Alpine Electronics, Inc. in connection with the transaction to which the Draft Registration Statement relates. The report was prepared in connection with YCG’s opinion, dated September 26, 2018, delivered to the third-party committee. The materials will be provided by Shearman & Sterling LLP, on behalf of YCG, under separate cover requesting confidential treatment pursuant to Rule 418 under the Securities Act of 1933, as amended, and pursuant to 17 C.F.R. §200.83. Accordingly, YCG will request that these materials be promptly returned to Shearman & Sterling LLP following completion of the Staff’s review thereof.

Please do not hesitate to contact me by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at Masahisa.Ikeda@Shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Masahisa Ikeda
Masahisa Ikeda
Shearman & Sterling LLP

cc:	Toshihiro Kuriyama, President, Chairman of the Board of Directors of Alps Electric

2